AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

29 August 2002

02 SEP 13 AM 9:05

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) Financial Result Announcement dated 26 August 2002, Re: Quarterly report on consolidated results for the fourth quarter ended 30 June 2002;

2) General Announcement dated 22 August 2002,
   - Proposed disposal by Lion Ipoh Parade Sdn. Bhd.("LIP"), a wholly-owned subsidiary of Ayer Keroh Resort Sdn. Bhd. which is in turn a 70%-owned subsidiary of Amsteel Corporation Berhad ("Amsteel" or "The Company"), of the entire equity interest in Peridang (M) Sdn. Bhd. ("Peridang") for a cash consideration of RM754,998
   - Proposed disposal by LIP of the entire equity interest in Arus Setia Sdn. Bhd. ("Arus") for a cash consideration of RM2
   - Proposed discharge by LIP of Peridang from the repayment of the net inter-company amounts outstanding for a cash consideration of RM10,037,344
   - Proposed discharge by LIP of Arus from the repayment of the net inter-company amounts outstanding for a cash consideration of RM1,039,809; and

3) General Announcement dated 27 August 2002, Re: Proposed disposal by Henrietta Rubber Estate Limited ("Henrietta" or the "Vendor") of 900.871 acres of freehold agricultural land in the Tanjung Rambutan Estate within the town boundary of Tanjung Rambutan and the Mukim of Ulu Kinta, Perak Darul Ridzuan for a cash consideration of RM27.927 million.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

9/17

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

Financial Result Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **26-08-2002 05:39:03 PM**
Reference No **AA-020826-522C5**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

*** Financial Year End** : **30-06-2002**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other

Quarterly report on consolidated results for the financial period ended * 30-06-2002 .

*** The figures ○ have been audited ● have not been audited .**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		*	CURRENT YEAR QUARTER 30-06-2002 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30-06-2001 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE 30-06-2002 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30-06-2001 [dd/mm/yyyy] RM'000
1	(a)	Revenue	1,530,282	1,295,548	5,622,934	5,130,657
	(b)	Investment income	35	954	501	2,985
	(c)	Other income	10,624	9,276	23,626	33,519
2	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	-70,494	-17,172	415,950	282,864
	(b)	Finance Cost	-139,199	-145,216	-516,679	-594,227
	(c)	Depreciation and amortisation	-89,201	-90,403	-321,315	-318,606
	(d)	Exceptional items				
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	-298,894	-252,791	-422,044	-629,969

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

(f)	Share of profits and losses of associated companies	-62,062	-29,161	-110,758	-117,930
(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profit and losses of associated companies	-360,956	-281,952	-532,802	-747,899
(h)	Income tax	-8,321	-31,714	-94,095	-77,694
(i) (i)	Profit/(loss) after income tax before deducting minority interests	-369,277	-313,666	-626,897	-825,593
(ii)	Minority interests	5,209	62,163	17,416	150,385
(j)	Pre-acquisition profit/(loss), if applicable				
(k)	Net Profit/(loss) from ordinary activities attributable to members of the company	-364,068	-251,503	-609,481	-675,208
(l) (i)	Extraordinary items				
(ii)	Minority interests				
(iii)	Extraordinary items attributable to members of the company				
(m)	Net profit/ (loss) attributable to members of the company	-364,068	-251,503	-609,481	-675,208
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)	Basic (based on ordinary shares - sen)	-28.90	-19.97	-48.39	-53.61
(b)	Fully diluted (based on ordinary shares - sen)				
4 (a)	Dividend per share (sen)		0.05		0.05
(b)	Dividend Description				

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	-1.1500	-0.6500

Remark :

Please attach the full Financial Result Announcement here :

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

Amsteel.xls

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

26 AUG 2002

AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated In Malaysia)

QUARTERLY REPORT

Quarterly report on consolidated results for the fourth quarter ended 30/6/2002.
The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

		NOTE	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
			CURRENT YEAR QUARTER 30/6/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2001 RM'000	CURRENT YEAR TO DATE 30/6/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2001 RM'000
1.	(a) Revenue		1,530,282	1,295,548	5,622,934	5,130,657
	(b) Investment income		35	954	501	2,985
	(c) Other income		10,624	9,276	23,626	33,519
2.	(a) Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	5	(70,494)	(17,172)	415,950	282,864
	(b) Finance cost		(139,199)	(145,216)	(516,679)	(594,227)
	(c) Depreciation and amortisation		(89,201)	(90,403)	(321,315)	(318,606)
	(d) Exceptional items	2	-	-	-	-
	(e) Profit/(loss) before income tax, minority interests and extraordinary items		(298,894)	(252,791)	(422,044)	(629,969)
	(f) Share of profits and losses of associated companies		(62,062)	(29,161)	(110,758)	(117,930)
	(g) Profit/(loss) before income tax, minority interests and extraordinary items		(360,956)	(281,952)	(532,802)	(747,899)
	(h) Income tax	4	(8,321)	(31,714)	(94,095)	(77,694)
	(i) (i) Profit/(loss) after income tax before deducting minority interests		(369,277)	(313,666)	(626,897)	(825,593)
	(ii) Less minority interests		5,209	62,163	17,416	150,385
	(j) Pre-acquisition profit/(loss), if applicable		-	-	-	-
	(k) Net profit/(loss) from ordinary activities attributable to members of the company		(364,068)	(251,503)	(609,481)	(675,208)
	(l) (i) Extraordinary items	3	-	-	-	-
	(ii) Less minority interests		-	-	-	-
	(iii) Extraordinary items attributable to members of the company		-	-	-	-
	(m) Net profit/(loss) attributable to members of the company		(364,068)	(251,503)	(609,481)	(675,208)
3.	Earnings/(loss) per share based on 2(m) above after deducting any provision for preference dividends, if any :-					
	(a) Basic (based on 1,259.6 million ordinary shares) (sen)		(28.90)	(19.97)	(48.39)	(53.6
	(b) Fully diluted (sen)		-	-	-	-

The consolidated results of the Group for the financial year ended 30 June 2002 may be subjected to further adjustments upon finalisation/completion of the revised terms of the Proposed GWRS. Please refer to Note 8 for further details.

AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated In Malaysia)

QUARTERLY REPORT (Cont'd)

CONSOLIDATED BALANCE SHEET

		NOTE	AS AT END OF CURRENT QUARTER 30/6/2002 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2001 RM'000
1.	Property, Plant and Equipment		5,344,491	5,701,823
2.	Forest Concessions		333,320	344,116
3.	Land And Development Expenditure		389,455	398,130
4.	Investment Properties		760,747	807,104
5.	Hotel Property		159,821	159,821
6.	Associated Companies		921,638	1,163,977
7.	Interest In Joint-ventures		9,409	9,409
8.	Long Term Investments		172,073	156,461
9.	Goodwill On Consolidation		225,482	228,855
10.	Other Intangible Assets		150,023	122,148
11	Current Assets			
	Inventories		921,487	943,008
	Land And Development Expenditure		222,186	213,225
	Amount Due From Contract Customers		3,875	3,025
	Trade Receivables		809,430	758,649
	Deposits, Cash And Bank Balances		948,197	789,257
	Other Debtors, Deposits and Prepayment		904,222	879,329
			3,809,397	3,586,493
12.	Current Liabilities			
	Trade Payables		836,357	791,237
	Other Payables		2,987,252	2,402,632
	Amount Due To Contract Customers		1,402	1,456
	Short Term Borrowings	10	6,837,238	6,951,527
	Provision For Taxation		216,386	248,964
	Proposed Dividend		-	-
			10,878,635	10,395,816
13.	Net Current Assets/(Liabilities)		(7,069,238)	(6,809,323)
			1,397,221	2,282,521
14.	Shareholders' Funds			
	Share Capital		629,797	629,797
	Reserves			
	Share Premium		230,188	230,188
	Revaluation Reserve		614,334	649,007
	Capital Reserve		159,241	135,415
	Retained Profit / (Loss)		(2,922,438)	(2,340,014)
	Others		213,495	226,046
			(1,075,383)	(469,561)
15.	Minority Interests		1,999,130	2,073,668
16.	Long Term Borrowings	10	385,654	583,503
17.	Other Long Term Liabilities		12,674	19,820
18.	Deferred Taxation		75,146	75,091
			1,397,221	2,282,521
19.	Net tangible assets/(liabilities) per share (RM)		(1.15)	(0.65)

NOTES

1. ACCOUNTING POLICIES

The quarterly financial statements of the Group are prepared using accounting policies and method of computation consistent with those adopted in the most recent audited annual financial statements in compliance with the approved accounting standards issued by the Malaysian Accounting Standards Board that are applicable for the current financial year except for the following :

During the financial year, the Group changed its accounting policy in respect of the recognition of dividend proposed or declared after the balance sheet date in compliance with the new MASB Standard 19 "Events After the Balance Sheet Date". In the previous year, dividend proposed or declared after the balance sheet date was accrued as a liability at the balance sheet date. Under the new policy, this dividend will be accrued as a liability in the period in which the obligation to pay is estalished in accordance with MASB standard 19. This change in accounting policy has been accounted for retrospectively.

The effects of the change in accounting policy are as follows :

	As Reported Previously RM'000	Effect of Change in Policy RM'000	As Restated RM'000
- Shareholders' equity	(470,014)	453	(469,561)
- Proposed dividend (Current liabilities)	453	(453)	-
- Net tangible assets/(liabilities)	(821,017)	453	(820,564)

2 EXCEPTIONAL ITEMS

There were no exceptional items for the current quarter and financial year-to-date.

3. EXTRAORDINARY ITEMS

There were no extraordinary items for the current quarter and financial year-to-date.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2001 RM'000	CURRENT YEAR TO DATE 30/6/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2001 RM'000
4. INCOME TAX				
(a) Current	7,428	19,978	55,462	61,544
(b) Deferred	(73)	(621)	(130)	(726)
(c) Associated companies	770	4,519	3,099	9,389
(d) Under/(Over) provision in respect of prior years	196	7,838	35,664	7,487
	8,321	31,714	94,095	77,694

Although the Group incurred a net loss from ordinary activities in the current quarter and financial year-to-date, a provision for taxation has been made due mainly to losses of certain subsidiary companies which for tax purposes cannot be set off against profit of other companies within the Group and certain expenses which are not deductible for tax purposes.

5. PROFIT/(LOSS) ON SALE OF UNQUOTED INVESTMENTS AND / OR PROPERTIES

Profit/(loss) on disposal of unquoted investments	-	-	26,803	-
Profit/(loss) on disposal of land	-	1,665	-	(6,125)

6. QUOTED SECURITIES

	INDIVIDUAL QUARTER	CUMULATIVE QUARTER
	CURRENT YEAR QUARTER 30/6/2002 RM'000	CURRENT YEAR TO DATE 30/6/2002 RM'000
The Group's dealings in quoted securities for the current quarter and financial year-to-date are as follows :-		
Total purchases	5	26,356
Total disposals	-	68,048
Total profit/(loss) on disposal	-	48,012
The Group's investments in quoted securities as at end of the reporting period are as follows :-		
At cost		69,788
At net book value		60,069
At market value		31,452

7. CHANGES IN THE COMPOSITION OF THE GROUP

There were no material changes in the composition of the Group for the current quarter and financial year-to-date, except for the following :

7.1 Acquisition of 49% equity interest in Lion Gateway Parade Sdn Bhd thereby increasing the Group's equity interest to 100%.

7.2 Disposal of the balance 60% equity interest in Excellent Strategy Sdn Bhd.

7.3 Acquisition of 2 wholly-owned subsidiaries namely Amsteel Harta (L) Limited and Amsteel Harta (M) Sdn Bhd.

8 (a) STATUS OF CORPORATE PROPOSALS

No	Date of Announcement	Subject	Status
1	28.1.2002 and 28.5.2002	Proposed disposal by Amsteel Securities (M) Sdn Bhd of the following to Affin-UOB Securities Sdn Bhd, for a cash consideration of RM42.253 million : i) dealers' licence; ii) 100% equity interest in Amsteel Equity Nominees (Asing) Sdn Bhd and Amsteel Equity Nominees (Tempatan) Sdn Bhd; and iii) certain fixed assets.	Approvals obtained from : a) Foreign Investment Committee on 23.4.2002; b) Securities Commission on 15.5.2002. Pending approval of : a) shareholders of the Company; b) KLSE; and c) any other relevant authorities
2	7.12.2001 21.3.2002 29.3.2002 and 5.7.2002	Proposed disposal by the Amsteel Group of its remaining 12.95% equity interest in eCyberChina Holdings Limited to Shen Gang Limited and Grand Marvelous Limited for a total cash consideration of HK$48.323 million.	Terminated on 5.7.2002

No	Date of Announcement	Subject	Status
3	20.6.2001 12.7.2002 29.7.2002 and 7.8.2002	i) Proposed disposal of 100% equity interest in Optima Jaya Sdn Bhd ("Optima") comprising 150,000 ordinary shares of RM1.00 each to SCB Developments Berhad ("SCB") for a consideration of RM150,000; and ii) Proposed settlement of the debts owing by Optima to the Company and novation to and assumption by the Company of certain liabilities of Optima, amounting to RM201.10 milion as at 30.4.2001, for an amount of RM113.85 million, to be satisfied by SCB in the following manner: i) RM10,000,500 in cash; and ii) the balance sum of RM103,999,500 to be paid in the form of 23,111,000 ordinary shares of RM1.00 each in SCB valued at RM4.50 per SCB share, which shall comprise, at the discretion of SCB, existing issued and paid-up SCB shares ("SCB Secondary Shares") or new SCB shares to be issued ("SCB Primary Shares") or a combination of SCB Secondary Shares and SCB Primary Shares.	Approvals obtained from: a) Foreign Investment Committee on 27.10.2001; b) Securities Commission on 29.1.2002 and 7.2.2002; c) Ministry of International Trade and Industry on 19.3.2002; d) Kuala Lumpur Stock Exchange on 22.4.2002 and 14.5.2002; e) shareholders of SCB on 14.6.2002; and f) shareholders of the Company on 29.7.2002. Pending completion.
4	15.2.2001 and 14.5.2002	i) Proposed acquisition by Amsteel Mills Sdn Bhd ("AMSB"), a subsidiary of Lion Land Berhad ("LLB"), of 100% equity interest in Antara Steel Mills Sdn Bhd ("Antara") from Johor Corporation ("JCorp") at a consideration of RM108.23 million to be satisfied as follows: a) Proposed disposal of 100% equity interest in Lion Gateway Parade Sdn Bhd by the Company to JCorp ("Proposed Disposal of 100% LGP"); b) Cash payment of RM17.25 million; and c) Proposed settlement of inter-company indebtedness between the Company and AMSB. ("Proposed Acquisition of Antara")	Approvals obtained from: a) Ministry of International Trade and Industry on 13.6.2001; b) Ministry of Finance on 13.6.2001; c) Foreign Investment Committee on 15.6.2001 and 27.6.2001; d) Securities Commission on 8.5.2002 and 10.5.2002; e) Shareholders of LLB on 28.3.2002; and f) Shareholders of the Company on 23.4.2002. Pending completion.
5	5.7.2000, 19.10.2000, 19.2.2001, 27.2.2001, 30.3.2001, 2.5.2001, 8.10.2001, 4.3.2002, 26.3.2002, 9.5.2002, 12.7.2002, 19.7.2002 and 5.8.2002	Proposed groupwide restructuring scheme with the objective to: a) consolidate, stabilise and restructure and rationalise the cash flow and funding of the Group; b) reorganise and restructure the Group's business ("Proposed GWRS"). The Proposed GWRS involve inter-alia the following corporate proposals:	- Approval obtained from: a) Ministry of International Trade and Industry on 23.4.2002 (for LCB and AMB only; not applicable to Amsteel) b) Foreign Investment Committee on 29.4.2002 and 3.5.2002; c) Bank Negara Malaysia on 3.5.2002.; and d) Securities Commission on 9.7.2002 - Pending approval of: a) KLSE; b) Scheme Creditors; c) Shareholders of the Company and all other participating companies concerned; and d) Any other relevant authorities. - Orders granted by the High Court to convene the following meetings of the relevant companies to approve the Proposed GWRS pursuant to Section 176 (1) of the Companies Act, 1965: a) Financial Institution creditors'/members' meetings before 1.10.2002; and b) Non-Financial Institution creditors' meetings before 2.11.2002.
5.1		Proposed disposal of 40% equity interest in Megasteel Sdn Bhd to Lion Corporation Berhad ("LCB") Group for a consideration of RM1,007.92 million.	
5.2		Proposed disposal of 50.45% equity interest in Lion Land Berhad ("LLB") to LCB Group for a consideration of RM260.47 million.	
5.3		Proposed disposal of 59.47% equity interest in Chocolate Products (Malaysia) Berhad to LLB Group for a consideration of RM201.5 million.	
5.4		Proposed disposal of 83.70% equity interest in Posim Berhad to LLB Group for a consideration of RM499.42 million.	
5.5		Proposed disposal of 52.34% equity interest in Silverstone Berhad to Angkasa Marketing Berhad ("AMB") Group for a consideration of RM133.82 million.	

No	Date of Announcement	Subject	Status
5.6		Proposed offer for sale of 290.43 million LCB shares to eligible shareholders of LCB.	
5.7		Proposed acquisition of 30% equity interest in Akurjaya Sdn Bhd from Horizon Towers Sdn Bhd for a consideration of RM395.1 million.	
5.8		Proposed acquisition of an aggregate of 45% equity interest in Avenel Sdn Bhd from AMB (20%) and LLB (25%) for a consideration of RM1.00 respectively and the payment by AMB and LLB of a total of RM202.68 million to the Company.	
5.9		Proposed acquisition by Umatrac Enterprises Sdn Bhd of an aggregate of 27% equity interest in Hiap Joo Chong Realty Sdn Bhd from : a) LCB (13.5%) for a consideration of RM1.915 million to be netted-off against inter-company balances with LCB Group; and b) Teck Bee Mining (M) Sdn Bhd (13.5%) for a consideration of RM1.915 million to be satisfied by the issuance of RM1.915 million in value of new shares in the Company.	
5.10		Proposed renounceable rights issue of 314.89 million new 4 1/2 years warrants to the shareholders of the Company at an issue price of RM0.10 per warrant with a right to subscribe for 1 new ordinary share in the Company for every warrant held by the payment of RM1.10 per share.	
5.11		Proposed acquisition of 100% equity interest in Lion Plaza Sdn Bhd for a consideration of RM35.66 million to be satisfied by an issuance of RM35.66 million Amsteel bonds.	
6	1.10.1999	Proposed disposal by Beijing Parkson Light Industry Development Co Ltd to China National Arts & Crafts (Group) Co of the property which forms part of a 10-storey building in Beijing known as Parkson Phase II.	Pending completion.

Note : The status of corporate proposals of the Company's listed subsidiaries, Angkasa Marketing Berhad, Chocolate Products (Malaysia) Berhad, Lion Land Berhad and Posim Berhad are reported in the Quarterly Reports of the respective subsidiaries.

8 (b) STATUS OF UTILISATION OF PROCEEDS RAISED FROM CORPORATE PROPOSAL

Corporate Proposals	Proposed Utilisation		Status	
			Paid	Outstanding
		RM	RM	RM
Disposal of 100% equity interests in Peridang (M) Sdn Bhd ("Peridang") and Arus Setia Sdn Bhd ("Arus") and the settlement of inter-company balances by Peridang and Arus for a total cash consideration of RM 11,832,153	i) Repayment of bank borrowings	11,582,153	-	11,582,153
	ii) Estimated expenses			
	Professional fees	150,000	87,000	63,000
	Fees to SC	16,000	-	16,000
	Miscellaneous	84,000	356	83,644
		11,832,153	87,356	11,744,797

9. ISSUE OF SHARES

No new shares were issued during the current quarter and financial year-to-date.

10. GROUP BORROWINGS AND DEBT SECURITIES

The Group's borrowings as at end of the reporting period are as follows

	Short Term RM'000	Long Term RM'000	Total RM'000
Secured	1,461,937	333,803	1,795,740
Unsecured	5,375,301	51,851	5,427,152
	6,837,238	385,654	7,222,892

The Group's borrowings are denominated in the following currencies:

	Foreign Currency '000	Local Currency RM'000
Ringgit Malaysia	-	2,596,482
US Dollar	1,028,847	3,909,688
Renminbi	1,495,096	685,784
Others	7,936	30,938
		7,222,892

11. CONTINGENT LIABILITIES

	RM'000
Legal claims in respect of the termination of contracts for the extraction and sale of timber	313,000
Legal claim in respect of the termination of contract of a sub-contractor	10,600
	323,600

12. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no material financial instruments with off balance sheet risk at the date of this report.

13. MATERIAL LITIGATION

i) In the Kuala Lumpur High Court Summons No.D2-22-102-99 filed on 13 January 1999, Bank of Tokyo-Mitsubishi (M) Bhd ("BTM") sued Amsteel for recovery of the sum of RM7,001,543.84 being the amount outstanding under a Revolving Credit Facility of RM10 million granted by BTM to Amsteel vide BTM's letter of offer dated 5 June 1997. The Senior Assistant Registrar ("SAR") had on 8 March 2000 dismissed BTM's application for summary judgment. BTML has appealed to the Judge against the SAR's decision. The Judge has on 5 February 2002 directed the parties to file their submissions within certain timelines.The decision of the Judge shall be delivered on 16 September 2002.

The Directors have been advised that Amsteel has a defence to the claim.

ii) Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd (collectively referred to as ("Takenaka Group") in the Kuala Lumpur High Court Civil Suit No. D6-22-2031-2000 and Itochu Corporation ("Itochu") in the Kuala Lumpur High Court Civil Suit No. D6-22-2030-2000, both filed on 31 October 2000, have sued Optima Jaya Sdn Bhd ("Optima Jaya") and Amsteel. Optima Jaya is a wholly-owned subsidiary of Amsteel.

By a construction agreement dated 23 May 1995 ("the Construction Agreement"), Optima Jaya employed the Takenaka Group to build a hotel. In consideration of Itochu agreeing to issue guarantees to various financiers for purpose of financing the construction of the said hotel, Optima Jaya agreed to pay to Itochu a guarantee fee pursuant to a guarantee fee agreement dated 23 May 1995 ("the Guarantee Fee Agreement").

By a letter of comfort dated 23 May 1995 ("the Letter of Comfort"), Amsteel agreed, inter alia, to ensure that Optima Jaya performs its obligations under the Construction Agreement and the Guarantee Fee Agreement.

Takenaka Group, pursuant to the Construction Agreement and the Letter of Comfort, claims against Amsteel and Optima Jaya, the sum of RM103,243,755 together with interest, opportunity losses and costs.

Itochu, pursuant to the Guarantee Fee Agreement and the Letter of Comfort, claims against the Amsteel and Optima Jaya the sum of RM2,183,225.13 together with interest and costs.

Amsteel and Optima Jaya had submitted applications to stay the Takenaka Group's proceedings in respect of Kuala Lumpur High Court Suit D6-22-2031-2000 ("the Stay Applications"). The Court had on 6 July 2001 dismissed Amsteel's and Optima Jaya's Stay Applications. Amsteel and Optima Jaya have appealed to the High Court against the court's decision ("Appeal on Stay Applications"). The Court has fixed the matter a mention date of 18 October 2002 in respect of the appeal.

Applications for summary judgement have been filed:

(i) by Takenaka Group against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit D6-22-2031-2000 ("the Takenaka Group SJ Application"); and
(ii) by Itochu against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit D6-22-2030-2000 ("the Itochu SJ Application").

Amsteel and Optima Jaya have applied to the High Court for a stay in the Takenaka Group SJ Application pending hearing of Amsteel's and Optima Jaya's Appeal on Stay Applications ("Stay of Takenaka Group SJ Application")

The Takenaka Group SJ Application and the Stay of Takenaka Group SJ Application are fixed for mention on 3 October 2002.

In respect of the Itochu SJ Application, the Court has on 5 December 2001 allowed Itochu to enter judgement against each of Amsteel and Optima Jaya ("Itochu Judgement") in the following sums:

i) the sum of RM2,183,225.13 due as at 31 July 2000 together with interest at the rate of 8% per annum from 1 August 2000 to date of full payment;
ii) the accruing guarantee fee calculated at the rate of 1.5% per annum on the sum of RM45 million from 1 August 2000 to 8 February 2001 and on the sum of RM36 million from 9 February 2001 to 1 March 2001 together with interest at the rate of 8% per annum on the sum of RM36 million from 31 October 2000 to date of full payment; and
iii) costs to be taxed by the Court.

Amsteel and Optima Jaya have appealed against the Itochu Judgement ("Appeal of Itochu Judgement"), The appeal in respect of the Itochu Judgement is fixed for mention on 2 September 2002. Amsteel and Optima Jaya have also applied for a stay in execution of the Itochu Judgment and the application is fixed for mention on 16 October 2002.

The Directors have been advised that Amsteel and Optima Jaya have a reasonable chance of :
(a) defending the Takenaka Group SJ Application; and
(b) succeeding in the Appeal of the Itochu Judgement.

iii) In the matter of an arbitration proceeding involving Atelier ADT International Consultants Ltd. ("Atelier") and Lion Asia Investment Pte. Ltd ("Lion Asia"), Atelier claims against Lion Asia for alleged unpaid engineering and architectural fees and reimburseable expenses amounting to approximately RM7 million in respect of services provided in relation to eight properties/projects in China.

Lion Asia has counter-claimed against Atelier:

(i) for recovery of the sum of USD2,230,760.14, being payment made to Atelier pursuant to contracts, which are unenforceable and/or illegal because Atelier did not have the legal capacity (or requisite qualification under the laws of Malaysia) to enter into such contracts; or in the alternative,
(ii) for over-payment to Atelier in the sum of USD1,062,943.83.

Several questions of law arose in the arbitration proceedings and Lion Asia had in Kuala Lumpur High Court O.S. No. R-24-29-2001 referred those questions of law to the High Court. The High Court had on 17 July 2001, ordered the questions of law to be stated in a form of special case stated to the High Court for the High Court's decision. Atelier has appealed to the Court of Appeal against the Hight Court's order on, inter alia, the ground that both questions of law and fact should be decided by the arbitrator. No hearing date has been fixed in respect of the appeal.

The arbitrator will state his interim award in the form of a special case stated to the High Court after the parties have made their submissions on the facts to the arbitrator. At a meeting with the Arbitrator held on 20 March 2002, the Arbitrator set the timelines for the parties to submit the list of parameters, the facts to be found and provide their submissions and samples/format of the interim award which is to be stated to the High Court.

Lion Asia has been advised that it has a reasonable chance of successfully defending Atelier's claim and that it has a reasonable chance of success in its own counter claim against Atelier.

iv) Total Resources Sdn Bhd ("TR") has filed an action against Lion Ipoh Parade Sdn Bhd ("LIP") on 29 April 2000 vide Ipoh High Court Civil Suit No. 22-107-2000.

Prior to LIP's acquisition of the land held under PN 50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh ("the said Land"), TR had acquired the rights of way over two (2) strips of land through the said Land as access road to lands held under CT22851-22855 Lot nos. 2900N-2904N, Daerah Kinta, Bandar Ipoh ("the adjoining Lands") by way of registered leases. TR subsequently sold the adjoining lands to LIP. Accordingly, LIP became the registered proprietor of both the said Land and the adjoining Lands and constructed a building on the said Land. TR alleged that LIP had trespassed on the two (2) strips of land held by TR as registered lessee and claimed special damages in the sum of RM21,805,560.00. It is LIP's contention that TR's rights over the said Land were extinguished by operation of law as there had been a unity of title and possession by LIP of both the said Land and the adjoining Lands.

LIP had on 21 November 2001 obtained leave of the Court to add, inter alia, the counterclaim for the cancellation of TR's two (2) said registered leases from the respective documents of title, by way of an Amended Statement of Defence and Counterclaim. TR has applied to amend its Statement of Claim. No date has been fixed to hear TR's application.

LIP has been advised that it has a good defence as TR had not suffered any actual damages.

v) Tafco Development Sdn. Bhd. ("Tafco") has filed Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70% owned subsidiary of Amsteel. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Originating Petition, Tafco alleged inter alia that:

(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and

(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:

(a) the third party charge to be cancelled and declared null and void; and

(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The Petition is fixed for hearing on 30 October 2002.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Petition.

vi) Ariffin Haji Ismail Plantations Sdn. Bhd. ("AHIP") has filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Amsteel's 70% owned subsidiary, Ambang Maju Sdn. Bhd. ("Ambang Maju").

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal of the said Lands was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn. Bhd. ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1-00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;

(b) the difference of RM6 million was to be utilized by AHIP to defray their cost of disposal of RM531,870-60 and the remaining sum of RM5,468,129-40 was to be utilized by AHIP or its nominee as capital contribution in Ambang Maju; and

(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129-40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129-40, interest at the rate of 8% per annum from 2 December 2001 till date of full settlement and litigation costs.

AHIP's application for Summary Judgment is fixed for hearing on 1 October 2002.

The Directors have been advised that Ambang Maju has a defence to the claim.

Note : The material litigation of the Company's listed subsidiaries, Angkasa Marketing Berhad, Chocolate Products (Malaysia) Berhad, Lion Land Berhad and Posim Berhad are reported in the Quarterly Reports of the respective subsidiaries.

14. SEGMENTAL INFORMATION

By Industry :

	Revenue RM'000	Profit / (Loss) RM'000	Total Assets Employed RM'000
Steel	1,303,151	121,764	2,141,620
Motor	257,713	(91,160)	287,272
Tyre and chemicals	494,666	9,174	1,165,870
Food and agricultural products	911,190	19,353	3,171,773
Retail and distribution	2,187,979	100,006	1,283,393
Property	330,730	8,299	2,204,794
Finance and services	21,497	3,043	185,820
Investment holding and others	116,008	(86,419)	904,267
	5,622,934	84,060	11,344,809
Share of associated companies		(110,758)	921,638
Share, of joint-venture		-	9,409
Net interest expenses		(493,053)	-
Amortisation of goodwill on consolidation		(13,051)	-
		(532,802)	12,275,856

By Geographical Location :

	Revenue RM'000	Profit / (Loss) RM'000	Total Assets Employed RM'000
Malaysia	3,373,689	56,708	7,975,951
Overseas	2,249,245	27,352	3,368,858
	5,622,934	84,060	11,344,809
Share of associated companies		(110,758)	921,638
Share of joint-venture		-	9,409
Net interest expenses		(493,053)	-
Amortisation of goodwill on consolidation		(13,051)	-
		(532,802)	12,275,856

15. COMPARISON WITH THE PRECEDING QUARTER'S RESULTS

The Group's revenue for the quarter under review increased by 8% to RM1.5 billion. This was mainly due to higher sales achieved by the steel and food and agricultural divisions. The steel division recorded higher sales of hot briquetted iron while the forestry arm registered higher sales of paper in the current quarter. The Group's brewery division also achieved 50% increase in turnover due to the higher beer consumption during the summer season.

A higher loss before taxation of RM361 million was recorded for the quarter under review as against a loss of RM84 million in the previous quarter. This was mainly attributable to the assets write down amounting to RM220 million and higher losses in associated companies.

16. REVIEW OF PERFORMANCE

The revenue of the Group for the year ended 30 June 2002 at RM5.6 billion was 10% higher as compared to the previous year of RM5.1 billion. The encouraging performance was mainly due to higher sales achieved by the steel and food and agricultural divisions. The Group's retail and distribution division also contributed higher revenue in the year as compared to the preceding year.

A loss of RM533 million was reported for the financial year as compared to a loss of RM748 million for the preceding year due mainly to the gain on disposal of a subsidiary company and an associated company in the current year amounting to RM74.8 million and higher profit contributions from steel, retail and distribution divisions.

17. SUBSEQUENT EVENTS

Except for the following and as disclosed in Note 8, there are no other material events up to the date of this report:

Lion Ipoh Parade Sdn Bhd, a 70% owned subsidiary of the Company, completed the disposal of its entire 100% equity interest in Peridang (M) Sdn Bhd and Arus Setia Sdn Bhd to Black Tiger Aquaculture Sdn Bhd for a total consideration of RM 11,832,153 on 21 August 2002.

18. SEASONALITY AND CYCLICALITY OF OPERATIONS

The operations of the Group are not subject to material seasonal or cyclical effects except for the following :

i) Our China brewery division normally records higher sales during the summer season ie in the June and September quarters.
ii) Our retail division normally records higher sales during the festive seasons and school holidays.
iii) Our timber extraction activities are normally reduced during the wet weather season between October and February. Demand for timber is cyclical in that it is higher during the property and construction industry boom.

19. PROSPECTS

Barring unforeseen circumstances, the Directors of the Group expect the operating performance of the Group to remain competitive.

20. VARIANCE OF ACTUAL RESULTS FROM FORECASTED PROFIT AND SHORTFALL IN PROFIT GUARANTEE

This note is not applicable.

21. DIVIDEND

The dividend paid or declared for the current quarter and financial year to date are as follows:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2001 RM'000	CURRENT YEAR TO DATE 30/6/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2001 RM'000
Dividend of 0.05 sen less 28% income tax paid	-	-	453	453
Dividend of 0.05 sen less 28% income tax declared	-	453	-	453

Form Version 2.0

General Announcement

Submitted by OT_OSK SECURITIES on 22/08/2002 06:01:07 PM
Reference No OS-020822-63692

Submitting Merchant Bank (if applicable)	:	OSK SECURITIES BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	Joseph Soo/Leona Ng
* Designation	:	Senior Manager/Assistant Manager

* Type : ● Announcement ○ Reply to query

* Subject :

- **PROPOSED DISPOSAL BY LION IPOH PARADE SDN. BHD. ("LIP"), A WHOLLY-OWNED SUBSIDIARY OF AYER KEROH RESORT SDN. BHD. WHICH IS IN TURN A 70%-OWNED SUBSIDIARY OF AMSTEEL CORPORATION BERHAD ("AMSTEEL" OR "THE COMPANY"), OF THE ENTIRE EQUITY INTEREST IN PERIDANG (M) SDN. BHD. ("PERIDANG") FOR A CASH CONSIDERATION OF RM754,998**

- **PROPOSED DISPOSAL BY LIP OF THE ENTIRE EQUITY INTEREST IN ARUS SETIA SDN. BHD. ("ARUS") FOR A CASH CONSIDERATION OF RM2**

- **PROPOSED DISCHARGE BY LIP OF PERIDANG FROM THE REPAYMENT OF THE NET INTER-COMPANY AMOUNTS OUTSTANDING FOR A CASH CONSIDERATION OF RM10,037,344**

- **PROPOSED DISCHARGE BY LIP OF ARUS FROM THE REPAYMENT OF THE NET INTER-COMPANY AMOUNTS OUTSTANDING FOR A CASH CONSIDERATION OF RM1,039,809**

(COLLECTIVELY REFERRED TO AS "THE PROPOSALS")

* **Contents :-**

We refer to the announcements made by OSK Securities Berhad ("OSK"), on behalf of the Board of Directors of Amsteel ("Board"), on 23 May 2002, 28 June 2002 and 5 August 2002 in relation to the Proposals.

On behalf of the Board, OSK is pleased to announce that:-

(i) Black Tiger Aquaculture Sdn. Bhd. ("BTA"), the acquiror, has received a letter from the Foreign Investment Committee dated 6 August 2002, stating that it has no objections to the Proposals; and

(ii) BTA has, vide its letter dated 21 August 2002, which was received and confirmed by LIP on 21 August 2002, confirmed, *inter-alia*:-

(a) that the second due diligence on the Proposals have been duly conducted and completed by their advisers, pursuant to the Share Sale Agreement ("Agreement"); and

(b) that the Agreement shall cease to be conditional on 21 August 2002 as all conditions precedent have been duly satisfied and the completion date of the Proposals was on 21 August 2002.

This announcement is dated 22 August 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by OT_OSK SECURITIES on 27/08/2002 06:32:29 PM

Reference No OS-020827-40997

Submitting Merchant Bank (if applicable)	:	**OSK SECURITIES BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Joseph Soo/Leona Ng**
* Designation	:	**Senior Manager/Assistant Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED DISPOSAL BY HENRIETTA RUBBER ESTATE LIMITED ("HENRIETTA" OR THE "VENDOR") OF 900.871 ACRES OF FREEHOLD AGRICULTURAL LAND IN THE TANJUNG RAMBUTAN ESTATE WITHIN THE TOWN BOUNDARY OF TANJUNG RAMBUTAN AND THE MUKIM OF ULU KINTA, PERAK DARUL RIDZUAN FOR A CASH CONSIDERATION OF RM27.927 MILLION ("PROPOSED DISPOSAL")

* **Contents :-**

1. INTRODUCTION

On behalf of the Board of Directors ("Board") of Amsteel Corporation Berhad ("Amsteel" or the "Company), OSK Securities Berhad ("OSK") wishes to announce that on 26 August 2002, Henrietta, a wholly-owned subsidiary of Akurjaya Sdn. Bhd., which is in turn a 70%-owned subsidiary of Amsteel, had entered into nine (9) separate Sale and Purchase Agreements ("Agreements") with seven (7) parties ("Purchasers") as set out in Column III of Table I of this announcement to dispose of nine (9) parcels of freehold agricultural land measuring in total, an area of 900.871 acres ("Parcels") in the Tanjung Rambutan Estate within the town boundary of Tanjung Rambutan and the Mukim of Ulu Kinta, District of Kinta, Perak Darul Ridzuan for a total cash consideration of RM27.927 million.

Further details on the Proposed Disposal are set out in the ensuing paragraphs.

2. THE PROPOSED DISPOSAL

It is proposed that the disposal of the Parcels will be by way of Henrietta entering into the Agreements with the Purchasers for each of the nine (9) Parcels. Further details on the particulars of the area, total area and disposal consideration for the Parcels have been set out in Columns II, IV and V of Table I below.

The Parcels will be disposed of on an "as is where is" basis with vacant possession free from all encumbrances but subject to all conditions of title, all restrictions in interest expressed or implied affecting the same and the existing category of land use affecting the Parcels.

2.1 Basis for arriving at the disposal consideration

The total disposal consideration for the Parcels of RM27.927 million or an average of approximately RM31,000 per acre was arrived at on a willing buyer-willing seller basis after taking into account the market value of the land of RM28 million or an average of approximately RM31,081 per acre as appraised by Messrs Khong & Jaffar Sdn. Bhd. ("Valuers"), a firm of independent professional valuers, in their letter dated 20 August 2002. The Parcels was valued using the Comparison Method of Valuation.

2.2 Mode of Payment

The total cash consideration of RM27.927 million for the Proposed Disposal shall be payable by the Purchasers in the following manner:-

(i) payment of a deposit amounting to 10% of the purchase price each with respect to Parcels 1, 6, 7, 8 and 9, amounting to RM1.097 million; and 20% of the purchase price each with respect to Parcels 2, 3, 4 and 5, amounting to RM3.392 million shall be paid to Messrs. Azam-Malik & Soh, the stakeholder of Henrietta upon the signing of the Agreements; and

(ii) the balance of the respective purchase price shall be paid in the following manner:-

(a) on or before the date falling six (6) months from the date of the Agreements; or

(b) on or before the date falling three (3) months from the date where all conditions precedent have been fulfilled;

whichever is the later.

2.3 Information on the Parcels

The Parcels comprising 61 pieces of land held under 61 issue documents of title specified in Column II of Table I measuring a total area of approximately 900.871 acres, is located partly within the Town of Tanjung Rambutan and partly within the Mukim of Ulu Kinta, District of Kinta, Perak Darul Ridzuan. At present, about 60% of the Parcels is planted with oil palm whilst the remaining area is either vacant, swamp lands, with buildings and roads erected or occupied with Tenaga Nasional Berhad transmission lines. The average age of the oil palm trees is fifteen (15) years old and average yield per annum of oil palm within the Parcels is about 22 tonnes per hectare. The expected profit from the produce of the Parcels, mainly attributable to oil palm operations, for the financial year ending 30 June 2003 of approximately RM765,000 will be forgone upon the completion of the Proposed Disposal. As at 30 June 2002, the unaudited net book value of the Parcels is RM31.53 million.

The Parcels are currently charged to a financial institution for an overdraft facility granted to Ayer Keroh Resort Sdn. Bhd, a 70%-owned subsidiary of the Company..

2.4 *Original cost of investment*

Henrietta acquired the Parcels in 1964 at a cost of RM5.03 million.

2.5 Liabilities assumed by the Purchasers pursuant to the Proposed Disposal

There is no liability to be assumed by the Purchasers pursuant to the Proposed Disposal.

3. RATIONALE FOR THE PROPOSED DISPOSAL

The Proposed Disposal is an integral part of the Amsteel Group's proposed group-wide corporate and debt restructuring scheme which was announced on 5 July 2000, 8 October 2001 and 26 March 2002 to rationalise the financial position of the Amsteel Group and to streamline its core businesses. The Proposed Disposal will result in an estimated cash inflow of RM27.927 million to the Amsteel Group, which will be utilised for the repayment of bank borrowings of RM25.430 million and to defray the estimated expenses of RM2.497 million. Based on the average interest rate of approximately 8% per annum, the part repayment of bank borrowings would result in interest savings of approximately RM2.034 million per annum.

4. EFFECTS OF THE PROPOSED DISPOSAL

The effects of the Proposed Disposal are as follows:-

4.1 Share Capital and Shareholding Structure

The Proposed Disposal will not have any effect on the issued and paid-up share capital and shareholding structure of Amsteel as it does not involve the issuance of new Amsteel shares.

4.2 Earnings

Barring unforeseen circumstances and based on the assumption that the Proposed Disposal is completed by 28 February 2003, the Proposed Disposal would result in an estimated loss on disposal of RM4.27 million to the Amsteel Group for the financial year ending 30 June 2003.

4.3 Net Tangible Assets ("NTA")

On a proforma basis, the Proposed Disposal is not expected to have a material impact on the NTA of the Amsteel Group based on the audited consolidated balance sheet as at 30 June 2001.

5. CONDITIONS TO THE PROPOSED DISPOSAL

The Proposed Disposal is conditional upon the following:-

(i) the approval of the Estate Land Board under section 214A of the National Land Code, if required;

(ii) approval of the shareholders of Amsteel, if required;

(iii) approval of the Securities Commission ("SC"), if required; and

(iv) any other relevant authorities, if any.

6. COMPLIANCE WITH THE SC GUIDELINES

The Proposed Disposal is in compliance with and there has been no departure from the SC's Guidelines.

7. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

To the best knowledge of the Directors of Amsteel, none of the Directors or major shareholders of Amsteel has any interest, direct or indirect, in the Proposed Disposal.

8. ADVISERS

The Board has appointed OSK as the adviser for the Proposed Disposal.

9. STATEMENT BY THE BOARD OF DIRECTORS

The Directors, after careful deliberation, are of the opinion that the Proposed Disposal is in the best interest of Amsteel and that the terms of the Proposed Disposal are fair and reasonable.

10. APPLICATION TO THE RELEVANT AUTHORITIES

Application to the relevant authorities for the Proposed Disposal shall be made within three (3) months from the date of this announcement.

11. ESTIMATED TIME FRAME FOR COMPLETION

The Proposed Disposal is estimated to complete by 28 February 2003.

12. DOCUMENTS FOR INSPECTION

The Agreements and the valuation letter dated 20 August 2002 are available for inspection at Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur on Monday to Friday between 9.00 am to 5.00 pm up to 27 September 2002.

This announcement is dated 27 August 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I - Details of the Parcels and the Purchasers

Column I Parcel	Column II Land held under	Column III Purchaser	Column IV Total land area in acres	Column V Purchase price RM
1	PN 63157 Lot 608** Geran No. 24307 Lot 26320^	Multi Raya Housing Development Sdn. Bhd. 5th Floor, Plaza Teh Teng Seng, No. 227, Jalan Kampar, 30250 Ipoh, Perak	9.960 79.980	398,400 3,199,200
		sub total	**89.940**	**3,597,600**
2	Geran No. 15834 Lot 12178*	Kinta Wirama Sdn. Bhd.	5.050	227,250
	GL6048, Lot No. 12167*	16A, Jalan Che Tak,	5.069	228,105
	GL6050, Lot No. 12158*	30300 Ipoh,	4.969	223,605
	GL6079, Lot No. 12159*	Perak	4.975	223,875
	GL12959, Lot No. 21997*		5.044	226,980
	Geran No. 23981, Lot No. 12962^		5.181	233,145
	Geran No. 26751, Lot No. 10522^		4.963	223,335
	Geran No. 26775, Lot No. 13026^		5.163	232,335
	Geran No. 26795, Lot No. 13023^		5.031	226,395
	Geran No. 26800, Lot No. 13022^		5.213	234,585
	Geran No. 26845, Lot No. 13024^		5.144	231,480
	Geran No. 26914, Lot No. 12157^		4.956	223,020
		sub total	**60.758**	**2,734,110**
3	GL6081, Lot No. 12161^	Kuasa Cerdas Sdn. Bhd.	5.000	200,000
	Geran No. 26786, Lot No. 14053*	108, Jalan Theatre,	5.475	246,375
	Geran No. 26787, Lot No. 14052*	30300 Ipoh,	5.350	240,750
	Geran No. 26863, Lot No. 10517*	Perak	9.475	426,375
	Geran No. 26864, Lot No. 10516*		4.850	218,250
	Geran No. 26915, Lot No. 12162*		5.013	200,500
		sub total	**35.163**	**1,532,250**
4	CT2222, Lot No. 6540*	Legend Status Sdn. Bhd.	3.569	135,622
	CT5215, Lot No. 6984*	52B, Persiaran	10.113	384,294
	Geran No. 23973, Lot No. 12154*	Greenhill,	9.244	351,272
	Geran No. 24493, Lot No. 12155*	20450 Ipoh,	5.000	190,000
	Geran No. 26785, Lot No. 12156*	Perak	5.081	193,078
	Geran No. 26762, Lot No. 12213*		5.081	193,078
	Geran No. 26746, Lot No. 12950*		5.088	193,334
	Geran No. 26753, Lot No. 12952*		8.038	305,444
	Geran No. 26846, Lot No. 12953*		10.025	380,950
	Geran No. 26847, Lot No. 12955*		5.500	209,000
	Geran No. 26774, Lot No. 12956*		4.719	179,322
	Geran No. 26752, Lot No. 12957*		3.819	145,122
	Geran No. 26848, Lot No. 12958*		5.231	198,778
	Geran No. 26849, Lot No. 12959*		4.213	160,094
	Geran No. 26850, Lot No. 12960*		4.094	155,572
	Geran No. 26853, Lot No. 12961*		9.925	377,150
	Geran No. 26796, Lot No. 13145*		5.013	190,494
	Geran No. 26799, Lot No. 13404*		7.969	302,822
	Geran No. 23974, Lot No. 16786*		5.488	208,544
	Geran No. 23983, Lot No. 18090*		35.675	1,355,650
	CT12003, Lot No. 32604*		8.526	323,988
	CT12000, Lot No. 32605*		3.375	128,250
	CT12009, Lot No. 33132*		0.935	35,530
		sub total	**165.721**	**6,297,388**

5	CT12007, Lot No. 32603*	Legend Status Sdn. Bhd. 52B, Persiaran Greenhill, 20450 Ipoh, Perak	168.323	6,396,274
		sub total	**168.323**	**6,396,274**
6	CT12001, Lot No. 32606* CT12008, Lot No. 33126* CT12004, Lot No. 33131*	Intiteguh Sdn. Bhd. Plot 171, Hala Perusahaan Menglembu 1, Falim, 30200 Ipoh, Perak	3.962 78.969 0.102	102,296 1,895,256 2,448
		sub total	**83.033**	**2,000,000**
7	GL6080, Lot No. 12160* Geran No. 26759, Lot No. 12951* Geran No. 23980, Lot No. 12964* Geran No. 26776, Lot No. 13021* Geran No. 26747, Lot No. 9936*	Lee Heng 69, Jalan Chin Hwa, Chateau Garden, 30250 Ipoh, Perak	4.981 4.913 5.269 5.025 5.238	99,620 98,260 105,380 100,500 52,540
		sub total	**25.426**	**456,300**
8	Geran No. 26754, Lot No. 9920* CT31007, Lot No. 39023*	Lee Heng 69, Jalan Chin Hwa, Chateau Garden, 30250 Ipoh, Perak	2.550 47.656	30,600 436,507
		sub total	**50.206**	**467,107**
9	GL12326, Lot No. 19540* GL12327, Lot No. 19541* GL10629, Lot No. 17915* Geran No. 23985, Lot No. 21140* Geran No. 23984, Lot No. 22273* CT14394, Lot No. 23254* CT14395, Lot No. 23255*	Kasi A/L K L Palaniappan 11, Jalan 1/4B, Bukit Mas, Taman Melawati, 53100 Kuala Lumpur	23.638 24.975 60.656 5.063 8.638 46.831 52.500	472,760 499,500 1,213,120 101,260 172,760 936,620 1,050,000
		sub total	**222.301**	**4,446,020**
		Total	**900.871**	**27,927,049**

Notes:-

* *in the Mukim of Ulu Kinta*

** *in Pekan Tanjong Rambutan*

^ *in the Mukim of Hulu Kinta*